Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 23, 2011

John Reynolds, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Catasys, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 22, 2011
File No. 333-173659

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), we are hereby responding to the comments given by letter (the “Comment Letter”) dated September 21, 2011 by the Securities and Exchange Commission (the “Commission”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

Amendment No.2 to Registration Statement on Form S-1

General

1.
Prior to requesting acceleration of effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response:

Prior to requesting acceleration of effectiveness of the registration, we confirm that the staff of the Commission (the “Staff”) will receive a copy of a letter or a phone call from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Prospectus Cover Page

2.
Please revise the disclosure on the prospectus cover page and under Plan of Distribution to clarify that once the offering price has been determined, the common stock offering price and warrant exercise price will remain fixed for the duration of the offering.

Response:

The Company has revised the disclosure on the prospectus cover page and under “Plan of Distribution” in response to the Commission’s comment to include a sentence that once the offering price has been determined, the common stock offering price and warrant exercise price will remain fixed for the duration of the offering.

3.
We partially reissue comment two of our letter dated August 10, 2011. Please provide disclosure currently omitted in the first and second sets of brackets in the first paragraph of the prospectus cover page. In this regard, we note that information regarding the amount of securities to be offered may not be omitted in reliance on Rule 430A.

Response:

The Company has revised the disclosure in the first paragraph of the prospectus cover page to include a maximum number of shares and warrants that will be offered in the offering.

Plan of Distribution, page 18

4.
We note the statement that the offering price “will be based on the market price of the Company’s shares of common stock at the time of pricing and may be influenced by other factors which cannot be identified by the Company at this time.” Please revise to further clarify the factors considered in determining the offering price. Additionally, please address the extent to which your shares trade in an established trading market. We note your risk factor disclosure on page 12 and some trading days with a low volume or lack of trades. See Item 201(a)(1)(i) of Regulation S-K. Your revised disclosure should also address the extent to which the offering price would reflect unusual trading prices. In this regard we note a recent trading price of over $12.00.

Response:

The Company has revised the disclosure in “Plan of Distribution” to reflect the Commission’s comments. In determining the offering price for the shares of common stock and warrants, and the exercise price of the warrants, the Company will consider a number of factors including, but not limited to, the current market price of our common stock, trading prices of our common stock over a period of time, the illiquidity and volatility of our common stock and current economic and market conditions. The Company does not anticipate that the offering price will reflect unusual trading prices. The Company is unaware of any recent trading price of over $12.00. The last reported price over $12.00 (on a split adjusted basis) that the Company is aware of occurred in 2010.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

5.	We note your tabular disclosure of the per unit placement agent’s fees. Please revise this table to provide the underwriter’s compensation on a total basis also. See Item 508(e) of Regulation S-K.
Response:

The Company has revised the disclosure to provide the underwriter’s compensation.

Exhibits

6.	Please file the exhibits required by Item 601(b)(101) of Regulation S-K.
Response:

The Company has filed the exhibits required by Item 601(b)(101) of Regulation S-K.

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461.  The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

In conclusion, on behalf of the Company, we wish to remind the Staff of the exigent financial circumstances of the Company which have been previously disclosed.  We appreciate the time and effort of the staff thus far and respectfully request your continued prompt attention to this filing.  We stand ready to discuss any concerns the Staff may have. Please call the undersigned at (212) 692-6768 or Sara Felder at (212) 692-6778 with any comments or questions and please send a copy of any written comments to the undersigned at the following address:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 692-6768
Fax: (212) 983-3115

Very truly yours,
/s/ Kenneth R. Koch

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London